

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2020

Jesse Shefferman
President and Chief Executive Officer
ArTara Therapeutics, Inc.
1 Little West 12th Street
New York, NY 10014

   Re: ArTara Therapeutics, Inc.
     Registration Statement on Form S-3
     Filed January 30, 2020
     File No. 333-236173

Dear Mr. Shefferman:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Karen Deschaine